2003. 1H Performance July 14, 2003 http://www.posco.co.kr

The figures provided in this presentation are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes. All financials in this presentation are based on non-consolidated financial statements.

Contents ^ 2003. 1H Performance - Operating Performance - Key Business Activities ^ Steel Market Trends - Domestic Steel Market - Global Steel Market

Production / Sales Refurbishment of #1 Blast Furnace in Kwang Yang ('02.3.5 ~ 6.30) Inventory continued to decrease (Unit:1,000 tons) '02 '02 '03 1H 2H 1H Crude Steel Crude Steel 13,697 14,368 14,031 Product Production Product Production 12,414 13,236 13,443 Sales Volume Sales Volume 13,306 13,887 13,804 Domestic 10,203 10,649 10,573 Export (%) 3,103 (23.3) 3,238 (23.3) 3,229 (23.4) Inventory Inventory 482 476 359

Income Statement (Unit: KRW BN) '02 '02 '03 1H 2H 1H Sales Revenue 5,454 6,274 6,788 Operating Profit 606 1,227 1,559 Ordinary Profit 443 1,023 1,377 Net Income 359 743 1,019 Key Note - Increase in average sales price: 18.7% (YoY) - Recognize an impairment loss of #2 Minimill: KRW 78.8 bn

Financial Structure (Unit: KRW BN) '02 '02 '03 1H 2H 1H Assets Assets 17,433 17,245 17,622 Current Fixed 3,591 13,843 3,750 13,494 4,683 12,939 Liabilities Liabilities 6,231 5,923 5,392 Debt (Foreign: bn U$) 4,874 (2.2) 4,229 (1.8) 3,835 (1.6) Equity Equity 11,202 11,322 12,230 Key Note - Current assets: Increase in cash and cash equivalent - Liabilities: Decrease in debt due to the repayment of borrowing

Key Financial Ratio '02 '02 '03 1H 2H 1H Operating Profit Margin (%) ROE (%) 11.1 6.6 19.6 10.2 23.0 17.3 Equity / Total Assets (%) EBITDA/Net Interest Expenses (x) Net Debt / Equity (%) 64.3 3.7 33.9 65.7 11.4 26.9 69.4 17.8 14.2

Major Management Activity

❍ Expansion of capacity and R&D investment

	Complete #3 STS	Revamping of #1 CCL in Kwang Yang	Complete FINEX Demo Plant
Objective	▪ Heighten product-mix through STS capacity expansion	▪ Improve the quality & expand the strategic products, autos, API	▪ Reduce production cost & heighten competitiveness by new technology
Period	▪ '01.7: Start ▪ '03.4: Completion	▪ '02.9 ~ '03.6	▪ '99: Pilot Scale operation ▪ '03: Complete Demo Plant - Capacity – 600,000 ton ▪ '05: Target to normal operation
Capex	▪ KRW 502 bn	▪ KRW 96 bn	▪ KRW 158 bn
	※ Capacity Expansion: 460,000 ton	※ Expand the capacity and secure the product quality	※ Current Test Operation

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posco

Major Management Activity ? Heighten Sales-Mix focusing on high profit product HR : High Carbon , API, Container, Automobile sheet CR: High tension, EDDQ, DDQ,DQ (Classify by processing convenience) * Ratio of high-profit sales : '02 - 5.0 (22.4%) ^ '03 target 6.2mm ton (25.7%) Corporative product development with customers: ('03 : 25 development including low cost NO) Development of high-value added product: TMCP, SN etc. ^ Establish the system of collaborative development including plant, research institute, customers ^ Sales-Mix of HR Product (Unit: '000 ton) Auto High Carbon API Container Total 2002 221 148 200 204 773 (11%) 2003 (E) 256 224 250 238 968 (14%) Expand the product of High growth and profit sales Focus on development of high-profitable and growing market product

Major management Activity ? Solidifying China Investment Investment on Current Subsidiary ? Dalian: Color coated 50,000 ^ 150,000 ton ('02.3 ~ '03.3) ? Zhangjiagang: STS CR 140,000 ^ 280,000 ton ('02.3 ~ '03.9) ? Shunde: Color coated 150,000 creation ('02.1 ~ '03.3) New Investment ? Establish China Head Quarter: 2003.3.14 - Objective: Meet rising demand for high quality sheet products, Rationalize and increase competitiveness at current Chinese subsidiaries and drive the project for natural resources exploitation including coal ? Quingtao: STS CR 150,000 ('03.6 ~ '05.3) ? Build Automotive Sheet Processing Center - Objective: Secure the competitiveness and a bridgehead in automobile sheet market - Capacity: 200,000 (Capex: US$ 20 mm) ^ Capacity by product type (Unit: '000 ton) GI Color Coated STS CR* NO Total 320 200 430 100 1,050 * Include Quingtao STS Project

? Corporate Governance Strengthen Transparency and Responsibility ? Director Candidate Recommendation and Evaluation Committee: 2 Standing directors, 3 Outside directors ^ 5 Outside directors Declaration of POSCO Business Ethics: '03.6.2 ? Composition: 5 Code of Conduct / 7 Rules of Conduct ^ Designated as a Good Company ? Interim Dividend Plan to pay interim dividend in 2003 (Record Date: '03. 6E ) ? Dividend Rate: Will be decided in BOD meeting on July 2003 2003 Corporate Governance ('03. 6) Korean Stock Exchange Best IR & CEO Company ('03. 6) Institutional Investor Major management Activity

Contents ^ 2003. 1H Performance - Operating Performance - Key Business Activities ^ Steel Market Trends - Domestic Steel Market - Global Steel Market

Domestic Steel Market ? Steel demand industry ^ Automobile : Flat in 2003 based on the strong export and slow domestic market ^ Construction : Slower in 2nd half due to the government's restrictive policy ^ Ship Building : Maintain the strong demand ^ Machinery : Higher demand on back of expectation of economy recovery 1H '03 2H '03 2003 YoY Automobile (mm) Production 1.61(7.7) 1.64 (-0.6) 3.23 3.4 Construction (tn) Investment 35.7 (6.5) 43.1 (3.5) 78.8 4.8 Ship Building (mm GT) Building 6.50 (-11.6) 6.50 (15.1) 13.0 0.0 Machinery ('95=100) Production 111 (7.7) 114 (7.4) 113 7.6 ^ Recovery in domestic market / slowdown in export growth ^ Forecasted GDP growth rate in 2003: 3.7% ? Forecast Domestic Economy (POSRI, June, '03)

? Demand-Supply Outlook (Unit: '000 ton, %) 1H '03 2H '03 2003 YoY Domestic Demand 22.0 (3.6) 22.3 (-0.9) 44.3 1.3 Export 6.81 (5.2) 6.62 (3.7) 13.4 4.5 Production 26.3 (4.0) 26.5 (0.3) 52.8 2.1 Import (Include HRC) 2.56 (3.4) 5.01 (0.5) 2.37 (-2.4) 5.45 (1.5) 4.93 10.46 0.6 1.1 ^ Domestic : Slowdown the growth rate due to blunt growth rate in steel demand industry ^ Export : Maintain the high growth rate ^ Import : Reduced the growth rate due to the lower domestic demand (POSRI, June, '03)

Global Steel Market ? Stabilizing after short-term correction ^ Demand : Delayed economy recovery in the developed countries - Forecast 4th quarter economy recovery ^ Production : Continue high production in China and the developing countries - Jan ~ May: Increase World crude steel production by 8.6% (Exclude China: 5.7%) ^ Price : Short-term correction in 3rd quarter and then favorable turning in 4th quarter - US: Turning to Increase, Asia: Strong sentiment 900 920 940 960 (mm ton) '02. 2Q 3Q 4Q '03.1Q 2Q 3Q 4Q 04.1Q Supply-Demand (Crude Steel) Supply Demand (POSRI, June, '03)